UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Viking Holdings Ltd

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

G93A5A101

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G93A5A101

1	NAME OF REPORTING PERSON Viking Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 226,007,466(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 226,007,466(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,007,466(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 52.4%(2)
12	TYPE OF REPORTING PERSON CO

(1)
Reflects (a) 98,302,850 Issuer ordinary shares (“Ordinary Shares”) held directly by Viking Capital Limited (“Viking Capital”) and (b) 127,704,616 Issuer special shares (“Special Shares”) held directly by Viking Capital, which are convertible at any time at the option of the holder into Ordinary Shares on a one-for-one basis.
(2)
The percentage of Ordinary Shares is based on 303,832,404 Ordinary Shares outstanding as of June 30, 2024, as reported by the Issuer in its Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on August 22, 2024, plus 127,704,616 Ordinary Shares issuable upon the conversion of Special Shares.

CUSIP No.	G93A5A101

1	NAME OF REPORTING PERSON Pallice Global, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 226,007,466 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 226,007,466(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,007,466(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 52.4%(2)
12	TYPE OF REPORTING PERSON CO

(1)
Reflects (a) 98,302,850 Ordinary Shares held directly by Viking Capital and (b) 127,704,616 Special Shares held directly by Viking Capital.
(2)
The percentage of Ordinary Shares is based on 303,832,404 Ordinary Shares outstanding as of June 30, 2024, as reported by the Issuer in its Form 6-K filed with the SEC on August 22, 2024, plus 127,704,616 Ordinary Shares issuable upon the conversion of Special Shares.

CUSIP No.	G93A5A101

1	NAME OF REPORTING PERSON Torstein Hagen Interest in Possession Settlement
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 226,007,466(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 226,007,466(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,007,466(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 52.4%(2)
12	TYPE OF REPORTING PERSON OO

(1)
Reflects (a) 98,302,850 Ordinary Shares held directly by Viking Capital and (b) 127,704,616 Special Shares held directly by Viking Capital.
(2)
The percentage of Ordinary Shares is based on 303,832,404 Ordinary Shares outstanding as of June 30, 2024, as reported by the Issuer in its Form 6-K filed with the SEC on August 22, 2024, plus 127,704,616 Ordinary Shares issuable upon the conversion of Special Shares.

CUSIP No.	G93A5A101

1	NAME OF REPORTING PERSON Torstein Hagen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,497,366(1)
	6	SHARED VOTING POWER 226,007,466(2)
	7	SOLE DISPOSITIVE POWER 1,497,366(1)
	8	SHARED DISPOSITIVE POWER 226,007,466(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,504,832(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 52.7%(3)
12	TYPE OF REPORTING PERSON IN

(1)
Reflects (a) 1,345,916 Ordinary Shares held directly by Mr. Hagen, (b) 94,276 Ordinary Shares subject to Issuer stock options held directly by Mr. Hagen that are currently exercisable and (c) 57,174 restricted share units held directly by Mr. Hagen that vest within 60 days of November 14, 2024.
(2)
Reflects (a) 98,302,850 Ordinary Shares held directly by Viking Capital and (b) 127,704,616 Special Shares held directly by Viking Capital.
(3)
The percentage of Ordinary Shares is based on 303,832,404 Ordinary Shares outstanding as of June 30, 2024, as reported by the Issuer in its Form 6-K filed with the SEC on August 22, 2024, plus (a) 127,704,616 Ordinary Shares issuable upon the conversion of Special Shares, (b) 94,276 Ordinary Shares issuable upon the exercise of vested stock options held directly by Mr. Hagen and (c) 57,174 restricted share units held directly by Mr. Hagen that vest within 60 days of November 14, 2024.

CUSIP No.	G93A5A101

1	NAME OF REPORTING PERSON Karine Hagen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,563,874(1)
	6	SHARED VOTING POWER 226,007,466(2)
	7	SOLE DISPOSITIVE POWER 1,563,874(1)
	8	SHARED DISPOSITIVE POWER 226,007,466(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,571,340(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 52.7%(3)
12	TYPE OF REPORTING PERSON IN

(1)
Reflects (a) 1,345,916 Ordinary Shares held directly by Ms. Hagen, (b) 94,276 Ordinary Shares subject to Issuer stock options held directly by Ms. Hagen that are currently exercisable, (c) 66,508 Special Shares held directly by Ms. Hagen and (d) 57,174 restricted share units held directly by Ms. Hagen that vest within 60 days of November 14, 2024.
(2)
Reflects (a) 98,302,850 Ordinary Shares held directly by Viking Capital and (b) 127,704,616 Special Shares held directly by Viking Capital.
(3)
The percentage of Ordinary Shares is based on 303,832,404 Ordinary Shares outstanding as of June 30, 2024, as reported by the Issuer in its Form 6-K filed with the SEC on August 22, 2024, plus (a) 127,771,124 Ordinary Shares issuable upon the conversion of Special Shares, (b) 94,276 Ordinary Shares issuable upon the exercise of vested stock options held directly by Ms. Hagen and (c) 57,174 restricted share units held directly by Ms. Hagen that vest within 60 days of November 14, 2024.

Item 1(a) Name of Issuer

The name of the issuer is Viking Holdings Ltd (the “Issuer”).

Item 1(b) Address of Issuer’s Principal Executive Offices

The Issuer’s principal executive offices are located at: 94 Pitts Bay Road, Pembroke, Bermuda HM 08.

Item 2(a) Name of Person Filing

This statement is filed by the following (each hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”):

(i)
Viking Capital Limited, a Cayman Islands exempted company (“Viking Capital”), which directly holds certain Ordinary Shares and Special Shares;
(ii)
Pallice Global, Inc., a Cayman Islands exempted company (“Pallice Global”), which is the sole owner of Viking Capital and may therefore be deemed to beneficially own the Ordinary Shares beneficially owned by Viking Capital;
(iii)
Torstein Hagen Interest in Possession Settlement, a Cayman Islands law governed trust (the “Trust”) of which a third-party licensed and regulated institution is the sole trustee, which is the sole shareholder of Pallice Global and may therefore be deemed to beneficially own the Ordinary Shares beneficially owned by Pallice Global;
(iv)
Torstein Hagen (“Mr. Hagen”), who is the settlor of the Trust and has the power to appoint a new or additional trustees of the Trust and to remove and replace the protector of the Trust, and may therefore be deemed to beneficially own the Ordinary Shares beneficially owned by the Trust; and
(v)
Karine Hagen (“Ms. Hagen”), Mr. Hagen’s daughter, who is the current protector of the Trust with consent rights over the voting and disposition of securities directly or indirectly owned by the Trust and the power to remove a trustee of the Trust and has the power to appoint a new or additional trustees following the settlor’s death, and may therefore be deemed to beneficially own the Ordinary Shares beneficially owned by the Trust.

The Reporting Persons are filing this statement jointly with respect to the same securities as contemplated by Rule 13d-1(k)(1), not as members of a group.

Each of the Reporting Persons may be deemed to beneficially own the Ordinary Shares reported herein directly or indirectly controlled by such person, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other that to the extent such person directly holds such securities) is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) or (g) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Ordinary Shares. The filing of this statement should not be construed to be an admission that any of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 2(b) Address of Principal Business Office or, if None, Residence

The address of the business office of each of the Reporting Persons is: c/o Viking Holdings Ltd, 94 Pitts Bay Road, Pembroke, Bermuda HM 08.

Item 2(c) Citizenship

See Item 4 of each of the cover pages.

Item 2(d) Title of Class of Securities

Ordinary Shares, par value $0.01 per share.

Item 2(e) CUSIP No.

G93A5A101

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4. Ownership

(a)
Amount Beneficially Owned: See Item 9 of each of the cover pages.
(b)
Percent of Class: See Item 11 of each of the cover pages.
(c)
Number of Shares as to which such person has:
(i)
Sole power to vote or direct the vote: See Item 5 of each of the cover pages.
(ii)
Shared power to vote or direct the vote: See Item 6 of each of the cover pages.
(iii)
Sole power to dispose or direct the disposition: See Item 7 of each of the cover pages.
(iv)
Shared power to dispose or direct the disposition: See Item 8 of each of the cover pages.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being

Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Viking Capital Limited

By:	/s/ Richard Fear
Name: Richard Fear
Title: Director

Pallice Global, Inc.

By:	/s/ Richard Fear
Name: Richard Fear
Title: Director

Torstein Hagen Interest in Possession Settlement

By:	/s/ Robert Lindley
Name: Robert Lindley
Title: Authorized Signatory

Torstein Hagen

By:	/s/ Torstein Hagen
Name: Torstein Hagen

Karine Hagen

By:	/s/ Karine Hagen
Name: Karine Hagen

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of November 14, 2024